

Exemption Report

Monex Securities, Inc. Assertions

We confirm, to the best of our knowledge and belief, that:

1. Monex Securities, Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2015.

2. Monex Securities, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2015 without exception.

Sincerely,



Jesus Heiras
President/ CEO